U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

DATE OF REPORT: December 23, 2025

Gratus Capital Properties Fund III, LLC
(the “Company”)

Commission File No. 024-12537

EIN No. 85-4126748

Delaware

(State of other jurisdiction of incorporation or organization)

718 Washington Ave N,

Suite 400

Minneapolis, MN 55401

Office: (651) 999-5344

Email: hello@gratusfunds.com

Class A and Class B Interests

(Issued pursuant to Regulation A)

ITEM 9. Other Events

Investment in Maple Grove Industrial Property

On December 17, 2025, the Company invested $3,500,000 in cash to acquire membership interests in DECO Shakopee LLC, a Minnesota limited liability company formed to acquire and own an industrial property located at 9000 Forestview Lane and 9155 Cottonwood Lane, Maple Grove, Minnesota. The property consists of approximately 255,501 square feet of industrial space and is fully leased to two tenants, Malark Logistics and Avonix Imaging. The leases have a weighted average remaining term of approximately seven years and include annual rent escalations averaging approximately 3.5%.

DECO Shakopee LLC is acquiring this property for a purchase price of $24,515,029, including a non-recourse first mortgage for approximately $15,000,000 (approximately 59% loan-to-value), with a maturity date of January 1, 2031. It bears interest at a fixed rate of 5.72%, with the first two years interest-only, followed by amortization over a 30-year term for the remaining period.

Through this initial $3,500,000 investment, the Company has acquired approximately 34.0% of the interests in DECO Shakopee LLC. In connection with the investment, the Company also entered into a Unit Purchase Agreement with an existing member (attached hereto as Exhibit 6.5), pursuant to which the Company will make an additional $2,070,008 investment in DECO Shakopee LLC. As part of this Purchase Agreement, the Company has entered into a $2,070,008 promissory note with a maturity date of December 31, 2026, with a fixed 9% interest rate. After paying off this promissory note, the Company has committed to make an additional $1,000,000 capital contribution to DECO Shakopee LLC to fund a future roof replacement.

Upon completion of the additional unit purchases and funding of the roof capital contribution (which the Company expects will completed with funds raised in this Offering), the Company will have invested approximately $6,570,008 (not including interest paid under the promissory note) and own approximately 52.2% of DECO Shakopee LLC.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Index to Exhibits

Exhibit 6.5	Membership Interest Purchase Agreement & Promissory Note

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gratus Capital Properties Fund III LLC

/s/ Jason Weimer
By: Jason Weimer
Manager of GCPF Management LLC
Manager

/s/ Robert Barlau
By: Robert Barlau
Manager of GCPF Management LLC
Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Gratus Capital Properties Fund III LLC

/s/ Jason Weimer
By: Jason Weimer
Manager of GCPF Management LLC
Manager

/s/ Robert Barlau
By: Robert Barlau
Manager of GCPF Management LLC
Manager

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